Citigroup Inc.	June 25, 2013 Medium-Term Senior Notes, Series H Pricing Supplement No. 2013-CMTNH0123 Filed pursuant to Rule 424(b)(2) Registration No. 333-172562
Callable Geared Buffer Range Accrual Notes Linked to the Russell 2000® Index Due July 2, 2018
▪
The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Inc. Unlike conventional debt securities, the notes do not provide for regular fixed payments of interest or for repayment of the stated principal amount at maturity in all circumstances. Instead, your interest payments, if any, and whether you are repaid your stated principal amount at maturity (if we have not previously redeemed the notes), will depend on the performance of the Russell 2000® Index (the “underlying index”), as described below. We have the right to redeem the notes quarterly beginning two years after the issue date.

▪
Subject to our right to redeem the notes, the notes offer contingent quarterly interest payments at a rate that may be as high as 8.85% per annum or as low as 0.00% per annum for any given quarter. The actual rate at which interest will be paid for each quarter will depend on the number of elapsed days during the related quarterly accrual period on which the closing level of the underlying index is greater than the accrual barrier level specified below. If the closing level of the underlying index is less than or equal to the accrual barrier level on each elapsed day for an entire quarterly accrual period, the notes will not pay any interest for that quarter.

▪
If we have not previously redeemed the notes, you will receive a payment at maturity (excluding the final interest payment, if any) that will be equal to or less than the stated principal amount of the notes, depending on the closing level of the underlying index on the final valuation date. If we do not redeem the notes, you may lose the entire stated principal amount of your notes at maturity, but in no circumstance will you receive more than the stated principal amount of your notes (excluding the final interest payment, if any).

▪	Any payment due on the notes will be made by Citigroup Inc. and, therefore, you are subject to the credit risk of Citigroup Inc.
SUMMARY TERMS
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$1,200,000
Underlying index:	Russell 2000® Index
Pricing date:	June 25, 2013
Issue date:	June 28, 2013
Maturity date:	Unless earlier redeemed, July 2, 2018
Payment at maturity:	Unless earlier redeemed, at maturity you will receive for each note you hold (in addition to the final interest payment, if any):
• If the final index level is greater than or equal to the buffer level:	$1,000
• If the final index level is less than the buffer level:	$1,000 × the index performance factor × 1.1765

If the final index level declines from the initial index level by more than 15%, you will lose 1.1765% of your investment for every 1% by which the decline exceeds 15%. Accordingly, the lower the final index level, the less benefit you will receive from the limited buffer offered by the securities against the depreciation of the underlying index. You should not invest in the notes unless you are willing and able to bear the risk of losing a significant portion of your investment.

Contingent quarterly interest payment:	For each accrual period, the notes will pay a contingent quarterly coupon at an annual rate equal to:
8.85% per annum ×	Accrual days during that accrual period
Elapsed days during that accrual period
Interest payment dates:	The fifth business day following each valuation date, except that the final interest payment date will be the maturity date (or the earlier date on which we redeem the notes, if applicable).
Valuation dates:
The 25th day of each March, June, September and December, beginning September 25, 2013, subject to postponement for non-index business days. We refer to the valuation date immediately preceding the maturity date as the “final valuation date,” which is subject to postponement for non-index business days and certain market disruption events.

Accrual period:	The period from but excluding the pricing date to and including the first valuation date, and each successive period from but excluding a valuation date to and including the next valuation date.
Accrual day:	An elapsed day on which the closing level of the underlying index is greater than the accrual barrier level
Elapsed day:	Each index business day during the relevant accrual period
Initial index level:	961.26, the closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the final valuation date
Buffer level:	817.07, 85% of the initial index level
Accrual barrier level:	817.07, 85% of the initial index level
Index performance factor:
The final index level divided by the initial index level. Because the index performance factor will only be calculated if the final index level is less than the buffer level, the index performance factor will be less than 85%.

Early redemption:
We have the right to redeem the notes, in whole and not in part, quarterly on any interest payment date on or after July 2, 2015 upon not less than five business days’ notice. If we redeem the notes, you will receive an amount in cash equal to 100% of the stated principal amount of your notes, plus the interest payment due on the date of redemption, if any. If we redeem the notes prior to maturity, you will not receive any additional interest payments following the redemption.

CUSIP / ISIN:	1730T0UC1 / US1730T0UC16
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue Price(1)	Underwriting Fee(2)	Proceeds to Issuer
Per security:	$1,000.00	$10.00	$990.00
Total:	$1,200,000.00	$12,000.00	$1,188,000.00
(1) On the date of this pricing supplement, the estimated value of the notes is $956.80 per note. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.
(2) For more information on the distribution of the notes, see “Plan of Distribution; Conflicts of Interest” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors Relating to the Notes” beginning on page PS-9.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, each of which can be accessed via the following hyperlink: Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Callable Geared Buffer Range Accrual Notes Linked to the Russell 2000® Index due July 2, 2018 (the “notes”) are senior unsecured debt securities of Citigroup Inc. and have a maturity of approximately five years (subject to our right to redeem the notes as described below). All payments on the notes are subject to the credit risk of Citigroup Inc.

Unlike conventional debt securities, the notes do not provide for regular fixed payments of interest or for repayment of the stated principal amount at maturity in all circumstances. Instead, your interest payments will vary depending on the performance of the Russell 2000® Index (the “underlying index”) during the term of the notes and, unless earlier redeemed by us, you will receive all of or less than the full stated principal amount of the notes at maturity depending on the closing level of the underlying index on the final valuation date. If the final index level (as defined below) is greater than or equal to the buffer level (as defined below), you will be repaid the stated principal amount of the notes at maturity. However, if the final index level declines from the initial index level by more than 15%, you will lose 1.1765% of your investment for every 1% by which the declines exceeds 15%. Accordingly, the lower the final index level, the less benefit you will receive from the limited buffer offered by the securities against the depreciation of the underlying index. In this scenario, your payment at maturity (excluding the final interest payment, if any) will be less, and possibly significantly less, than the stated principal amount. There is no minimum payment at maturity on the notes.

The notes will pay a contingent quarterly coupon for each accrual period (as defined below) at a rate of (i) 8.85% per annum multiplied by (ii) the number of accrual days (as defined below) divided by the number of elapsed days (as defined below) during that accrual period. If on each index business day during an entire accrual period the closing level of the underlying index is less than or equal to the accrual barrier level, then the contingent quarterly coupon will be zero, and you will not receive any interest payment on the related interest payment date (as defined below). If on any index business day during a particular accrual period the closing level of the underlying index is less than or equal to the accrual barrier level, the contingent quarterly coupon for that accrual period, if any, will be less, and possibly significantly less, than 8.85% per annum. We refer to the coupon on the notes as contingent because there can be no assurance that you will receive an interest payment on any interest payment date, or, if you do receive an interest payment, that it will be calculated at 8.85% per annum.

The return on the notes will be limited to the sum of your interest payments, even if the final index level greatly exceeds the initial index level. Although you will bear downside risk relating to the underlying index if the underlying index depreciates by more than 15%, you will not receive the dividend yield on, or share in any appreciation of, the underlying index over the term of the notes.

Unless earlier redeemed, the notes mature on July 2, 2018 (the “maturity date”). If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date on or after July 2, 2015, upon not less than five business days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the stated principal amount of the notes, plus the interest payment due on the date of redemption, if any.

The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a stated principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.

You should refer to the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Will I Receive at Maturity of the Notes?

Unless earlier redeemed, at maturity you will receive for each note you hold (in addition to the final interest payment, if any) an amount in cash equal to:

▪	If the final index level is greater than or equal to the buffer level:

$1,000

▪	If the final index level is less than the buffer level:

$1,000  ×  the index performance factor  ×  1.1765

If the final index level declines from the initial index level by more than 15%, you will lose 1.1765% of your investment for every 1% by which the decline exceeds 15%. Accordingly, the lower the final index level, the less benefit you will receive from the limited buffer offered by the securities against the depreciation of the underlying index. There is no minimum payment at maturity on the notes.

The “final index level” will equal the closing level of the underlying index on the final valuation date. The “initial index level” equals 961.26, the closing level of the underlying index on the pricing date. The “pricing date” means June 25, 2013, the date we priced the notes for initial sale to the public. The “final valuation date” means the valuation date (as defined below) immediately preceding the maturity date, subject to postponement for non-index business days and certain market disruption events. The “buffer level” equals 817.07, 85% of the initial index level. The “index performance factor” will be a fraction equal to the final index level divided by the initial index level. Because the index performance factor will only be calculated if the final index level is less than the buffer level, the index performance factor will be less than 85%.

Is There a Possibility of Loss of Principal?

Yes. If we do not redeem the notes prior to maturity and the final index level declines from the initial index level by more than 15%, you will lose 1.1765% of the stated principal amount for every 1% by which the final index level is less than the initial index level. In this case, your payment at maturity (excluding the final interest payment, if any) will be less, and possibly significantly less, than the stated principal amount. This will be true even if the closing level of the underlying index exceeds the buffer level at one or more times during the term of the notes (other than the final valuation date). Although you will bear downside risk relating to the underlying index if the underlying index depreciates by more than 15%, you will not receive the dividend yield on, or share in any appreciation of, the underlying index over the term of the notes.

Will I Receive Interest on the Notes?

The notes will pay a contingent quarterly coupon for each accrual period at a rate of (i) 8.85% per annum  multiplied by (ii) the number of accrual days divided by the number of elapsed days during that accrual period. If on each index business day during an entire accrual period the closing level of the underlying index is less than or equal to the accrual barrier level, then the contingent quarterly coupon will be zero, and you will not receive any interest payment on the related interest payment date. If on any index business day during a particular accrual period the closing level of the underlying index is less than or equal to the accrual barrier level, the contingent quarterly coupon for that accrual period, if any, will be less, and possibly significantly less, than 8.85% per annum.

The “accrual barrier level” equals 817.07, 85% of the initial index level.

An “accrual period” means the period from but excluding the pricing date to and including the first valuation date, and each successive period from but excluding a valuation date to and including the next valuation date. We refer to each index business day during the relevant accrual period as an “elapsed day.” We refer to an elapsed day on which the closing level of the underlying index is greater than the accrual barrier level as an “accrual day.”

The “valuation dates” will be the 25th of each March, June, September and December, beginning September 25, 2013, subject to postponement for non-index business days. Interest on the notes will be paid quarterly on the fifth business day following each valuation date, except that the final interest payment will be paid on the maturity date (or the earlier date on which we redeem the notes, if applicable). We refer to each such date as an “interest payment date.”

The interest payment amount per note for any quarterly accrual period will equal the product of $1,000 and the per annum contingent quarterly coupon rate applicable to that quarterly accrual period divided by 4. The per annum contingent quarterly coupon rate calculated for any quarterly accrual period is applicable only to that quarterly accrual period; interest payments for any other quarterly accrual period will vary and may be zero.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate. In connection with your investment in the notes, you should understand how the contingent quarterly coupon calculations work. Please refer to the section “Description of the Notes—Interest” in this pricing supplement for additional information.

Where Can I Find Examples of Hypothetical Payments on the Notes?

For examples of hypothetical amounts you could receive on each quarterly interest payment date and at maturity of the notes, see “Description of the Notes—Hypothetical Amounts Payable” below.

What Will I Receive if Citigroup Inc. Calls the Notes?

We may call the notes, in whole and not in part, for mandatory redemption quarterly on any interest payment date on or after July 2, 2015 upon not less than five business days’ notice. If we decide to redeem the notes, you will receive an amount in cash equal to 100% of the stated principal amount of the notes you then hold on the date of redemption, plus the interest payment due on the date of redemption, if any.

On or after July 2, 2015, it is more likely that we will redeem the notes prior to maturity if (i) the closing level of the underlying index is greater than the accrual barrier level such that interest is accruing on the notes and (ii) the interest rate on the notes is greater than that which we would pay on a comparable debt security of ours with a maturity comparable to the remaining term of the notes. Consequently, if we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar yield and level of risk. Other factors may also influence our decision to call the notes, including, but not limited to, our outlook on the future performance of the underlying index and current and expected future volatility of equities and interest rates generally.

Who Publishes the Russell 2000® Index and What Does It Measure?

Unless otherwise stated, all information on the underlying index provided in this pricing supplement is derived from publicly available sources. The underlying index is published by Russell Investment Group (the “underlying index publisher”) and is intended to provide a barometer of the investable small capitalization segment of the U.S. equity markets. The underlying index includes the stocks of the 2000 smallest companies, according to market capitalization, in the Russell 3000® Index. For further information on the underlying index, including its makeup, method of calculation and changes in its components, see “Description of the Russell 2000® Index” in this pricing supplement.

An investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the underlying index.

How Has the Underlying Index Performed Historically?

We have provided a graph showing the closing levels of the underlying index on each day such closing levels were available from January 2, 2008 to June 25, 2013. You can find the graph in the section “Description of the Russell 2000® Index—Historical Data on the Russell 2000® Index” in this pricing supplement. From January 2, 2008 to June 25, 2013, the closing level of the underlying index has been as low as 343.26 and as high as 999.99. We have provided this historical information to help you evaluate the behavior of the underlying index in recent years. However, past performance is not indicative of how the underlying index will perform in the future. See “Risk Factors Relating to the Notes—The Historical Performance of the Underlying Index Is Not an Indication of Its Future Performance” below.

What Are the U.S. Federal Tax Consequences of Investing in the Notes?

See “United States Federal Tax Considerations” below for a description of the U.S. federal tax consequences of investing in the notes.

Will the Notes Be Listed on a Securities Exchange?

The notes will not be listed on any securities exchange. You should not invest in the notes unless you are willing to hold them to maturity.

Can You Tell Me More About Citigroup Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.

What Is the Role of Citigroup Inc.’s Affiliate, CGMI?

Our affiliate, Citigroup Global Markets Inc. (“CGMI”), is the underwriter for the offering and sale of the notes. After the initial offering, Citigroup Global Markets intends to make a secondary market in relation to the notes and to provide an indicative bid price on a daily basis. Any indicative bid prices provided by CGMI shall be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all.

Notwithstanding the above, CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity. Where a market does exist, to the extent that an investor wants to sell the notes, the price may, or may not, be at a discount from the stated principal amount. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

CGMI will also act as calculation agent for the notes. As calculation agent, CGMI will make determinations with respect to the notes. You should refer to “Risk Factors Relating to the Notes—The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Inc.’s Hedging Activity?

We have hedged our obligations under the notes through one or more of our affiliates. This hedging activity likely involves trading in stocks included in the underlying index and/or in instruments, such as options, swaps or futures, related to the underlying index and/or stocks included in the underlying index. The costs of maintaining or adjusting this hedging activity could affect the price, if any, at which our affiliate CGMI may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Estimated Value of the Notes on the Pricing Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding

Rate, Will Be Less Than The Issue Price” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

See “Benefit Plan Investor Considerations” below for a description of certain limitations on purchases of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

FINAL TERMS
Issuer:	Citigroup Inc.
Notes:	Callable Geared Buffer Range Accrual Notes Linked to the Russell 2000® Index due July 2, 2018
Underlying index:	Russell 2000® Index
Pricing date:	June 25, 2013, the date we priced the notes for initial sale to the public
Issue date:	June 28, 2013
Maturity date:
Unless earlier redeemed, July 2, 2018. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.

Redemption:
We may redeem the notes, in whole and not in part, quarterly on any interest payment date on or after July 2, 2015 for cash equal to 100% of the stated principal amount of the notes, plus the interest payment due on the date of redemption, if any. If we decide to redeem the notes prior to maturity, we will give you notice at least five business days before the redemption date specified in the notice.

Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$1,200,000
Payment at maturity per note:
In addition to the final interest payment, if any:

▪  If the final index level is greater than or equal to the buffer level:

$1,000

▪  If the final index level is less than the buffer level:

$1,000  ×  the index performance factor  ×  1.1765

If the final index level declines from the initial index level by more than 15%, you will lose 1.1765% of your investment for every 1% by which the decline exceeds 15%. Accordingly, the lower the final index level, the less benefit you will receive from the limited buffer offered by the securities against the depreciation of the underlying index. This amount will be less, and possibly significantly less, than the stated principal amount. There is no minimum payment at maturity on the notes.

Final index level:	The closing level of the underlying index on the final valuation date
Initial index level:	961.26, the closing level of the underlying index on the pricing date
Buffer level:	817.07, 85% of the initial index level
Index performance factor:
A fraction equal to the final index level divided by the initial index level. Because the index performance factor will only be calculated if the final index level is less than the buffer level, the index performance factor will be less than 85%.

Contingent quarterly coupon:	For each accrual period, 8.85% per annum × (the number of accrual days / the number of elapsed days during that accrual period) If on each index business day during an entire accrual period the closing level of the underlying index is less than or equal to the accrual barrier level, then the contingent quarterly coupon will be zero, and you will not receive any interest payment on the related interest payment date. If on any index business day during a particular accrual period the closing level of the underlying index is less than or equal to the accrual barrier level, the contingent quarterly coupon for that accrual period, if any, will be less, and possibly significantly less, than 8.85% per annum .

It is possible that the closing level of the underlying index could remain at or below the accrual barrier level for extended periods of time or even throughout the term of the notes so that you will not receive any interest during the term of the notes. The contingent quarterly coupon is variable and may be as low as 0.00% or as high as 8.85% per annum for any particular accrual period.

Accrual barrier level:	817.07, 85% of the initial index level
Interest payment amounts:
The interest payment amount per note for any quarterly accrual period will equal the product of $1,000 and the per annum contingent quarterly coupon rate applicable to that quarterly accrual period divided by 4.

Interest payment dates:	The fifth business day following each valuation date, except that the final interest payment date will be the maturity date (or the earlier date on which we redeem the notes, if applicable)
Valuation dates:
The 25th of each March, June, September and December, beginning September 25, 2013, subject to postponement for non-index business days. We refer to the valuation date immediately preceding the maturity date as the “final valuation date,” which is subject to postponement for non-index business days and certain market disruption events.

Accrual period:	The period from but excluding the pricing date to and including the first valuation date, and each successive period from but excluding a valuation date to and including the next valuation date
Accrual day:	An elapsed day on which the closing level of the underlying index is greater than the accrual barrier level
Elapsed day:	Each index business day during the relevant accrual period
Risk factors:	Please see “Risk Factors Relating to the Notes” beginning on page PS-9.
Underlying index publisher:	Russell Investment Group
Clearing and settlement:	DTC
Listing:	The notes will not be listed on any securities exchange. You should not invest in the notes unless you are willing to hold them to maturity.
Calculation agent:	Citigroup Global Markets Inc. (“CGMI”)
Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 15, 1987, as amended) will serve as trustee for the notes.
CUSIP:	1730T0UC1
ISIN:	US1730T0UC16

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the level of the Russell 2000® Index and other events that are difficult to predict and beyond our control.

You May Lose the Entire Stated Principal Amount of Your Notes

Unlike conventional debt securities, the notes do not provide for repayment of the stated principal amount at maturity in all circumstances. The portion of the stated principal amount repaid to you at maturity will depend on the closing level of the underlying index on the final valuation date. If the notes are held to maturity, you may receive significantly less than the stated principal amount of the notes and possibly zero, but in no circumstance will you receive more than the stated principal amount of the notes (excluding the final interest payment, if any).  If the final index level declines from the initial index level by more than 15%, you will lose 1.1765% of the stated principal amount of the notes for every 1% by which the decline exceeds 15%. You should understand that any depreciation of the underlying index beyond the buffer will result in a magnified loss to your investment by 1.1765 times, which will progressively offset any protection that the buffer would offer. For example, if the final index level is 50% less than the initial index level, your payment at maturity would equal $588.25. Under the terms of the notes, in this scenario, the buffer would have been reduced to effectively 8.825%. The lower the final index level, the less benefit you will receive from the buffer. There is no minimum payment at maturity on the notes. See “Description of the Notes—Hypothetical Amounts Payable” below.

The Notes Do Not Provide for Regular Fixed Interest Payments

Unlike conventional debt securities, the notes do not provide for regular fixed interest payments. The amount of interest you receive over the term of the notes, if any, will depend on the performance of the underlying index during the term of the notes. There can be no assurance that you will receive an interest payment on any interest payment date, or, if you do receive an interest payment, that it will be calculated at 8.85% per annum. The notes are not a suitable investment for investors who require regular fixed income payments, since the interest payments are variable and may be zero. See “Description of the Notes—Hypothetical Amounts Payable” below.

The Return on the Notes Will Be Limited

The return on the notes will be limited to the sum of your interest payments, even if the closing level of the underlying index greatly exceeds the initial index level at one or more times during the term of the notes. The maximum possible return on the notes is 8.85% per annum, which would be achieved only if (i) the closing level of the underlying index is greater than the accrual barrier level on each index business day during the term of the notes and (ii) the final index level is greater than the buffer level. Although you will bear downside risk relating to the underlying index if the underlying index depreciates by more than 15%, you will not receive the dividend yield on, or share in any appreciation of, the underlying index over the term of the notes.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Value of the Notes

You are subject to the credit risk of Citigroup Inc. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any decline, or anticipated decline, in our credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

The Notes May Be Redeemed at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

The term of the notes may be limited by our right to redeem the notes after the first two years following their issuance. As a result, the term of your investment in the notes may be as short as two years. We may redeem the notes, in whole and not in part, on any interest payment date on or after July 2, 2015 upon not less than five business days’ notice. In the event that we redeem the notes, you will not have the opportunity to continue to accrue and be paid any interest that you may have received to the stated maturity date of the notes, you may be forced to invest in a lower interest rate environment and you may not be able to reinvest at comparable terms or returns.

Several Factors Will Affect Our Decision to Redeem the Notes

On or after July 2, 2015, it is more likely that we will redeem the notes prior to maturity if (i) the closing level of the underlying index is greater than the accrual barrier level such that interest is accruing on the notes and (ii) the interest rate on the notes is greater than that which we would pay on a comparable debt security of ours with a maturity comparable to the remaining term of the notes. Consequently, if we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar yield and level of risk. Other factors may also influence our decision to call the notes, including, but not limited to, our outlook on the future performance of the underlying index and current and expected future volatility of equities and interest rates generally.

The Notes Will Not Be Listed on Any Securities Exchange and You May Not be Able to Sell Your Notes Prior to Maturity

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. (“CGMI”) currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

The Estimated Value of the Notes on the Pricing Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Is Less Than The Issue Price

The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The Estimated Value of The Notes Would be Lower If It Were Calculated Based on Our Secondary Market Rate” below.

The Estimated Value of the Notes Was Determined for Us By Our Affiliate Using Proprietary Pricing Models

CGMI derived the estimated value disclosed on the cover of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying index, dividend yield on the stocks that constitute the  underlying index and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

The Estimated Value of The Notes Would be Lower If It Were Calculated Based on Our Secondary Market Rate

The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the coupon that is payable on the notes.

The Estimated Value of The Notes is Not an Indication of The Price, If Any, at Which CGMI or Any Other Person May Be Willing to Buy The Notes From You in The Secondary Market

Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

The Value of the Notes Will Be Influenced by Many Unpredictable Factors

Several factors will influence the value of the notes and the price, if any, at which CGMI may be willing to purchase the notes in any secondary market that may develop, including: the level and volatility of the underlying index, the dividend yields on the stocks included in the underlying index, U.S. interest and yield rates generally, time remaining to maturity of the notes, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in the creditworthiness of Citigroup Inc., as reflected in our secondary market rate. You may receive less, and possibly significantly less, than the stated principal amount of the notes if you try to sell your notes prior to maturity.

Immediately Following Issuance, Any Secondary Market Bid Price Provided by CGMI, and the Value that Will Be Indicated on Any Brokerage Account Statements Prepared by CGMI or its Affiliates, Will Reflect a Temporary Upward Adjustment.

The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

The Historical Performance of the Underlying Index Is Not an Indication of Its Future Performance

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of its future performance during the term of the notes. You cannot predict the future performance of the underlying index based on its historical performance. There can be no assurance that (i) the closing level of the underlying index will be greater than the accrual barrier level on any elapsed day so that you would receive an interest payment on the notes for the related accrual period or (ii) the final index level will be greater than the buffer level so that you would be repaid the stated principal amount of the notes at maturity. See “Description of the Russell 2000® Index—Historical Data on the Russell 2000® Index.”

Volatility of the Underlying Index

Historically, the level of the underlying index has been volatile. From January 2, 2008 to June 25, 2013, the closing level of the underlying index has been as low as 343.26 and as high as 999.99. The volatility of the closing level of the underlying index may result in your receiving one or more interest payments calculated at less than 8.85% per annum and possibly zero, or an amount at maturity (in addition to the final interest payment, if any) that is less than the stated principal amount of the notes and possibly zero.

Investing in the Notes Is Not Equivalent to Investing in the Underlying Index

Investing in the notes is not equivalent to investing in the underlying index or its component stocks. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.  As of June 25, 2013, the average dividend yield of the underlying index was 1.82% per year. While it is impossible to know the future dividend yield of the underlying index, if this average dividend yield were to remain constant for the term of the notes (and we did not redeem the notes prior to maturity), you would be forgoing an aggregate yield of approximately 9.10% (assuming no reinvestment of dividends) by investing in the notes instead of investing directly in the stocks included in the underlying index or in another investment linked to the underlying index that provides for a pass-through of dividends. Moreover, because the return on the notes is limited to the sum of your interest payments, even if the final index level greatly exceeds the initial index level, you will not share in any appreciation of the underlying index over the term of the notes. Accordingly, the notes are not a suitable investment for investors who are looking to receive returns that reflect the performance of the underlying index.

Adjustments to the Underlying Index Could Adversely Affect the Value of the Notes

The underlying index publisher may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the level of the underlying index. The underlying index publisher may also discontinue or suspend calculation or publication of the underlying index at any time. In this circumstance, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

You Will Have No Rights Against the Underlying Index Publisher

You will have no rights against the underlying index publisher, even though any amount you receive on an interest payment date and any amount you receive at maturity will depend on the closing level of the underlying index. The underlying index publisher is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes

CGMI, the calculation agent, is an affiliate of ours. As calculation agent, CGMI has determined the initial index level, and will determine the final index level, the index performance factor, if applicable, the number of accrual days and the amount of any interest payment to you, as well as any amount payable to you at maturity. Determinations made by CGMI, in its capacity as calculation agent, including with respect to the selection of a successor index or calculation of the closing level in the event of discontinuance of the underlying index, may adversely affect the payout to you, if any, at maturity.

Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes

One or more of our affiliates have hedged our obligations under the notes and will carry out hedging activities related to the notes (and to other instruments linked to the underlying index or its components stocks), including trading in stocks included in the underlying index and/or in instruments, such as options, swaps or futures, related to the underlying index and/or stocks included in the underlying index. Our affiliates also trade in stocks included in the underlying index and/or in instruments related to the underlying index and/or stocks included in the underlying index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities during the term of the notes could adversely affect the closing level of the underlying index on any elapsed day or on the final valuation date, which may affect the amount, if any, of the relevant interest payment to you and the amount, if any, you receive at maturity, respectively.

The U.S. Federal Tax Consequences of an Investment in the Notes are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes described herein. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be materially and adversely affected. As described below under “United States Federal Tax Considerations,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, including the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. persons should be subject to withholding tax, possibly with retroactive effect.

As described in this pricing supplement under “United States Federal Tax Considerations,” in connection with any information reporting requirements we may have in respect of the notes under applicable law, we intend (in the absence of an administrative determination or judicial ruling to the contrary) to treat a portion of each coupon payment as attributable to interest and the remainder to option premium. However, in light of the uncertain treatment of the notes, it is possible that other persons having withholding or information reporting responsibility in respect of the notes may treat a note differently, for instance, by treating the entire coupon payment as ordinary income at the time received or accrued by a holder and/or treating some or all of each coupon payment on a note as subject to withholding tax at a rate of 30%. If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts so withheld. Both U.S. and non-U.S. persons considering an investment in the notes should review carefully the section of this pricing supplement entitled “United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus in connection with your investment in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filing for December 20, 2012 on the SEC Web site):

▪	Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312512509203/d448811d424b2.htm

General

The Callable Geared Buffer Range Accrual Notes Linked to the Russell 2000® Index due July 2, 2018 (the “Notes”) are senior unsecured debt securities issued by Citigroup Inc. and have a maturity of approximately five years (subject to our right to redeem the Notes as described below). All payments on the Notes are subject to the credit risk of Citigroup Inc.

Unlike conventional debt securities, the Notes do not provide for regular fixed payments of interest or for repayment of the stated principal amount at maturity in all circumstances. Instead, your interest payments will vary depending on the performance of the Russell 2000® Index (the “Underlying Index”) during the term of the Notes and, unless earlier redeemed by us, your payment at maturity (excluding the final interest payment, if any) will be less than or equal to the full stated principal amount of the Notes depending on the Closing Level of the Underlying Index on the Final Valuation Date. See “—Payment at Maturity” and “—Interest” below.

The return on the Notes will be limited to the sum of your interest payments, even if the Final Index Level greatly exceeds the Initial Index Level. Although you will bear downside risk relating to the Underlying Index if the Underlying Index depreciates by more than 15%, you will not receive the dividend yield on, or share in any appreciation of, the Underlying Index over the term of the Notes.

Unless earlier redeemed, the Notes mature on July 2, 2018 (the “Maturity Date”). If the Maturity Date is not a Business Day, the payment required to be made on the Maturity Date will be made on the next succeeding Business Day with the same force and effect as if it had been made on the Maturity Date. No additional interest will accrue as a result of delayed payment.

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date on or after July 2, 2015 upon not less than five Business Days’ notice. If we decide to redeem the Notes, you will receive an amount in cash equal to 100% of the stated principal amount of the Notes you then hold on the date of redemption, plus the interest payment due on the date of redemption, if any.

The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc., and any payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each Note represents a stated principal amount of $1,000. You may transfer the Notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC. You should refer to the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

So long as the Notes are represented by global securities and are held on behalf of DTC, redemption notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Payment at Maturity

Unless earlier redeemed, at maturity you will receive for each Note you hold (in addition to the final interest payment, if any) an amount in cash equal to:

▪	If the Final Index Level is greater than or equal to the Buffer Level:

$1,000

▪	If the Final Index Level is less than the Buffer Level:

$1,000  ×  the Index Performance Factor  ×  1.1765

If the Final Index Level declines from the Initial Index Level by more than 15%, you will lose 1.1765% of your investment for every 1% by which the decline exceeds 15%. Accordingly, the lower the Final Index Level, the less benefit you will receive from the limited buffer offered by the securities against the depreciation of the Underlying Index. There is no minimum payment at maturity on the Notes.

The “Final Index Level” will equal the Closing Level of the Underlying Index on the Final Valuation Date.

The “Initial Index Level” equals 961.26, the Closing Level of the Underlying Index on the Pricing Date.

The “Pricing Date” means June 25, 2013, the date we priced the Notes for initial sale to the public.

The “Final Valuation Date” means the Valuation Date (as defined below) immediately preceding the Maturity Date. If the Final Valuation Date is not an Index Business Day, then the Final Valuation Date will be postponed to the immediately succeeding date which is an Index Business Day, but not past the Business Day immediately prior to the Maturity Date. If a Market Disruption Event occurs on the Final Valuation Date, then the Final Valuation Date may be postponed as described below under the definition of “Closing Level.”

The “Buffer Level” equals 817.07, 85% of the Initial Index Level.

The “Index Performance Factor” will be a fraction equal to the Final Index Level divided by the Initial Index Level. Because the Index Performance Factor will only be calculated if the Final Index Level is less than the Buffer Level, the Index Performance Factor will be less than 85%.

The “Underlying Index Publisher” is Russell Investment Group.

The “Closing Level” means the closing level of the Underlying Index as published by the Underlying Index Publisher on any day, subject to the terms described under “—Discontinuance of the Underlying Index” and “—Alteration of Method of Calculation” below. If the Closing Level of the Underlying Index is not available on any day that would have been an Index Business Day, or if a Market Disruption Event occurs on a day that would have been, or is, an Index Business Day, that day will be deemed to be an Index Business Day and the level of the Underlying Index for that Index Business Day, unless such day is excluded or postponed by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the closing level of the Underlying Index obtained from as many dealers in equity securities (which may include CGMI or any of our other affiliates), but not exceeding three such dealers, as will make such closing level available to the Calculation Agent.

For purposes of determining the number of Elapsed Days and Accrued Days in the applicable Accrual Period, if a Market Disruption Event occurs on any day during the term of the Notes that would have been, or is, an Index Business Day, the Calculation Agent may exclude such day, but may not exclude more than five consecutive days on which a Market Disruption Event occurs, and such excluded day will not be an Index Business Day. For purposes of determining the payment at maturity (excluding the final interest payment, if any), if a Market Disruption Event occurs on the Final Valuation Date, the Calculation Agent may defer the Final Valuation Date for up to five consecutive days that would have been Index Business Days on which a Market Disruption Event occurs, but not past the Business Day immediately prior to the Maturity Date.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the level of the Underlying Index or any Successor Index is calculated and published and on which securities comprising more than 80% of the level of the index on such day are capable of being traded on their primary exchanges or markets during the one-half hour before the determination of the Closing Level of the index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the primary exchange or market, of accurate price, volume or related information in respect of (i) stocks which then comprise 20% or more of the level of the Underlying Index or any Successor Index, (ii) any options or futures contracts, or any options on such futures contracts, relating to the Underlying Index or any Successor Index, or (iii) any options or futures contracts relating to stocks which then comprise 20% or more of the level of the Underlying Index or any Successor Index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Underlying Index will be based on a comparison of the portion of the level of the Underlying Index attributable to that security relative to the overall level of the Underlying Index, in each case immediately before that suspension or limitation.

Interest

Any interest payment to you will depend on the Closing Level of the Underlying Index on each Elapsed Day during the related Accrual Period, as described below. We will pay interest, if any, in cash quarterly on each Interest Payment Date.

The Notes will pay a contingent quarterly coupon for the applicable Accrual Period at a rate of (i) 8.85% per annum multiplied by (ii) the number of Accrual Days divided by the number of Elapsed Days during that Accrual Period. If on each Index Business Day during an entire Accrual Period the Closing Level of the Underlying Index is less than or equal to the Accrual Barrier Level, then the contingent quarterly coupon for that Accrual Period will be zero, and you will not receive any interest payment on the related Interest Payment Date. If on any Index Business Day during a particular Accrual Period the Closing Level of the Underlying Index is less than or equal to the Accrual Barrier Level, the contingent quarterly coupon for that Accrual Period, if any, will be less, and possibly significantly less, than 8.85% per annum. The per annum contingent quarterly coupon calculated for any quarterly Accrual Period is applicable only to that quarterly Accrual Period; interest payments for any other quarterly Accrual Period will vary and may be zero.

The interest payment amount per Note for any quarterly Accrual Period will equal the product of $1,000 and the per annum contingent quarterly coupon rate applicable to that quarterly Accrual Period divided by 4.

The structure of the interest payments on the Notes differs from notes that bear interest at a fixed rate. In connection with your investment in the Notes, you should understand how the contingent quarterly coupon calculations work.

Interest, if any, will be payable quarterly on each Interest Payment Date to the persons in whose names the Notes are registered at the close of business on the Business Day preceding that Interest Payment Date (each, a “Regular Record Date”), except that the last interest payment will be made to the person who held the Notes at maturity or earlier redemption, if applicable.

The “Issue Date” means June 28, 2013.

The “Accrual Barrier Level” equals 817.07, 85% of the Initial Index Level.

The “Accrual Period” means the period from but excluding the Pricing Date to and including the first Valuation Date, and each successive period from but excluding a Valuation Date to and including the next Valuation Date.

The “Interest Payment Dates” will be the fifth Business Day following each Valuation Date, except that the final Interest Payment Date will be the Maturity Date (or the earlier date on which we redeem the Notes, if applicable).

The “Valuation Dates” will be the 25th of each March, June, September and December, beginning September 25, 2013. If any Valuation Date is not an Index Business Day, then that Valuation Date will be postponed to the immediately succeeding date which is an Index Business Day, but not past the Business Day immediately prior to the Maturity Date.

An “Accrual Day” means an Elapsed Day on which the Closing Level of the Underlying Index is greater than the Accrual Barrier Level.

An “Elapsed Day” means each Index Business Day during the relevant Accrual Period.

Hypothetical Amounts Payable

The diagram below illustrates the hypothetical payment at maturity per Note (excluding the final interest payment, if any) for a range of hypothetical percentage changes in the Closing Level of the Underlying Index from the Initial Index Level to the Final Index Level.

Your actual payment at maturity per Note, excluding the final interest payment, if any, will depend on the actual Final Index Level. The examples below are intended to illustrate how your payment at maturity will depend on whether the Final Index Level is greater than or less than the Initial Index Level and by how much. The examples are based on the Initial Index Level of 961.26.

Example 1—Par Scenario A.  The hypothetical Final Index Level is 1,153.51 (a 20% increase from the Initial Index Level), which is greater than the Initial Index Level.

Payment at maturity per Note                                                                      = $1,000
(excluding the final interest payment, if any)

Because the Underlying Index appreciated from its Initial Index Level to its hypothetical Final Index Level, your payment at maturity in this scenario would be equal to the $1,000 stated principal amount per Note (excluding the final interest payment, if any) and you would not participate in the appreciation of the Underlying Index.

Example 2—Par Scenario B.  The hypothetical Final Index Level is 865.13 (a 10% decrease from the Initial Index Level), which is less than the Initial Index Level by less than 15%.

Payment at maturity per Note                                                                      = $1,000
(excluding the final interest payment, if any)

Because the hypothetical Final Index Level did not decrease from the Initial Index Level by more than 15%, your payment at maturity in this scenario would be equal to the $1,000 stated principal amount per Note (excluding the final interest payment, if any).

Example 3—Downside Scenario A.  The hypothetical Final Index Level is 672.88 (a 30% decrease from the Initial Index Level), which is less than the Initial Index Level by more than 15%.

Payment at maturity per Note                                                                      = $1,000  ×  the index performance factor  × 1.1765
(excluding the final interest payment, if any)
  = $1,000  ×  0.70  ×  1.1765
  = $1,000  ×  0.82355 = $823.55

Because the hypothetical Final Index Level decreased from the Initial Index Level by more than 15%, you would lose 1.1765% of the stated principal amount of your Notes for every 1% the hypothetical Final Index Level declined beyond the buffer. In this scenario, the Underlying Index depreciated by 30% and you would lose 17.645% of the stated principal amount at maturity; therefore, the Notes would provide an effective buffer of 12.355%.

Example 4—Downside Scenario B.  The hypothetical Final Index Level is 384.50 (a 60% decrease from the Initial Index Level), which is less than the Initial Index Level by more than 15%.

Payment at maturity per Note                                                                      = $1,000  ×  the index performance factor  × 1.1765
(excluding the final interest payment, if any)
  = $1,000  ×  0.40  ×  1.1765
  = $1,000  ×  0.4706 = $470.60

Because the hypothetical Final Index Level decreased from the Initial Index Level by more than 15%, you would lose 1.1765% of the stated principal amount of your Notes for every 1% the hypothetical Final Index Level declined beyond the buffer. In this scenario, the Underlying Index depreciated by 60% and you would lose 52.94% of the stated principal amount at maturity; therefore, the Notes would provide an effective buffer of 7.06%.

The table below presents examples of hypothetical quarterly interest payments per Note based on the number of Elapsed Days and Accrual Days in a related Accrual Period. The table is based on the maximum contingent quarterly coupon rate of 8.85% per annum.

For illustrative purposes only, the table assumes an Accrual Period that contains 66 Elapsed Days. The actual interest payments will depend on the actual number of Elapsed Days during the relevant Accrual Period and the actual Closing Level of the Underlying Index on each such Elapsed Day. The applicable contingent quarterly coupon rate for each Accrual Period will be determined on a per-annum basis but will apply only to that Accrual Period.

Hypothetical Number of Accrual Days During an Accrual Period	Hypothetical Contingent Quarterly Coupon Rate per Annum	Hypothetical Quarterly Interest Payment per Note
0	0.00%	$0.00
1	0.13%	$0.34
5	0.67%	$1.68
10	1.34%	$3.35
15	2.01%	$5.03
20	2.68%	$6.70
25	3.35%	$8.38
30	4.02%	$10.06
35	4.69%	$11.73
40	5.36%	$13.41
45	6.03%	$15.09
50	6.70%	$16.76
55	7.38%	$18.44
60	8.05%	$20.11
66	8.85%	$22.13

Discontinuance of the Underlying Index

If the Underlying Index Publisher discontinues publication of the Underlying Index or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Underlying Index, then the level of the Underlying Index will be determined by reference to the level of that index, which we refer to as a “Successor Index.”

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the Successor Index to the registered holders of the Notes.

If the Underlying Index Publisher discontinues publication of the Underlying Index and a Successor Index is not selected by the Calculation Agent or is no longer published on any date of determination of the level of the Underlying Index, the level to be substituted for the Underlying Index for that date will be a level computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the Underlying Index prior to any such discontinuance.

If a Successor Index is selected or the Calculation Agent calculates a level as a substitute for the Underlying Index as described above, the Successor Index or level will be substituted for the Underlying Index for all purposes.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Underlying Index may adversely affect the value of the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Underlying Index or a Successor Index is changed in any material respect, or if the Underlying Index or a Successor Index is in any other way modified so that the level of the Underlying Index or the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Underlying Index or the Successor Index as if the changes or modifications had not been made, and calculate the level of the index with reference to the Underlying Index or the Successor Index. Accordingly, if the method of calculating the Underlying Index or the Successor Index is modified so that the level of the Underlying Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a level of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to the Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the date of such acceleration were the Final Valuation Date. For purposes of the immediately preceding sentence, the portion of the payment at maturity attributable to the final interest payment, if any, will be calculated based on the number of Elapsed Days that have occurred in the current Accrual Period up to and including the date of acceleration, prorated for the number of calendar days that have passed relative to 90 calendar days. See “—Payment at Maturity” above.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as trustee under an indenture dated as of March 15, 1987, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0UC1. The ISIN for the Notes is US1730T0UC16.

Calculation Agent

The “Calculation Agent” for the Notes will be CGMI, an affiliate of ours. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Inc. and the holders of the Notes. CGMI is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE RUSSELL 2000® INDEX

General

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from publicly available sources. Such information reflects the policies of, and is subject to change by, Russell Investment Group (“Russell”). Russell is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Russell 2000® Index at any time. None of Citigroup Inc., Citigroup Global Markets or the trustee has independently verified the accuracy or completeness of any such publicly available information relating to the Russell 2000® Index. The Russell 2000® Index is published by Russell and is intended to provide a barometer of the investable small capitalization segment of the U.S. equity markets. The Russell 2000® Index includes the stocks of the 2000 smallest companies, according to market capitalization, in the Russell 3000® Index.

As of June 25, 2013, the largest five sectors represented by the Russell 2000® Index were Financial Services, Consumer Discretionary, Technology, Health Care and Producer Durables. Real-time dissemination of the value of the Russell 2000® Index by Reuters began in December 1986.

THE RUSSELL 2000® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT.

Computation of the Russell 2000® Index

Companies determined by Russell to be part of the U.S. equity market are eligible for inclusion in the Russell 2000® Index. If a company incorporates in, has a stated headquarters location in and also trades in the United States, the company is eligible for inclusion in the Russell 2000® Index. If any of the three criteria do not match, Russell then defines three home country indicators (“HCIs”):  country of incorporation, country of headquarters and country of the most liquid exchange. After the HCIs are defined, Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of assets matches any of the HCIs, then the company is assigned to the country of its primary asset location. If there is not enough information to determine a company’s primary location of assets, Russell uses the primary location of the company’s revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion. Russell will use an average of two years of assets or revenues data for analysis to reduce potential turnover beginning in 2011. If conclusive country details cannot be derived from assets or revenue, Russell assigns the company to the country in which its headquarters are located unless the country is on a list of countries considered by Russell to be “benefit driven incorporation” countries. In the latter case, the company is assigned to the country of its most liquid stock exchange. Only companies assigned to the United States through the foregoing analysis are eligible for inclusion in the Russell 2000® Index. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights and trust receipts are excluded. American Depository Receipts, royalty trusts, limited liability companies, OTC companies, bulletin board companies, pink sheets, closed-end investment companies and limited partnerships are also ineligible for inclusion. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other, each class is considered for inclusion separately. Stocks must trade at or above $1.00 on their primary exchange on the last trading day of May each year to be eligible for inclusion in the Russell 2000® Index. If an existing member’s closing price is less than $1.00 on the last trading day of May, it will be considered eligible for inclusion if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. If a stock falls below $1.00 intra-year, it will not be removed, but will be evaluated at the next reconstitution. In order to be included in the Russell 2000® Index’s annual reconstitution, a stock must be listed on the last trading day in May and Russell must have access to documentation verifying the company’s eligibility for inclusion. IPOs will be considered for inclusion quarterly.

The primary criteria used to determine the initial list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. Based on closing prices on the last trading day of May each year, Russell determines whether a company is large enough to be included in the Russell indices. Generally, as of the last Friday of June of each year, the Russell 2000® Index is adjusted to reflect the reconstitution market value for that year.

The following types of shares are considered available for the purposes of total shares outstanding determinations:

•	Common stock;

•	Non-restricted exchangeable shares (shares which may be exchanged any time, at the holder’s option, on a one-for-one basis for common stock; and

•	Partnership units/membership interests which represent an economic interest in a limited liability company or limited partnership.

A security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.”  The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in the Russell 2000® Index by their available (also called float-adjusted) market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available capitalization. Adjustments are based on information recorded in SEC corporate filings or other reliable sources:

•	ESOP or LESOP shares—corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

•	Corporate cross-owned shares—when shares of a company in one of the Russell indices are held by another company also in one of the Russell indices. All shares in this class will be adjusted;

•
Large private and corporate shares—shares held by another listed company or private individuals, if the amount of shares so held is greater than 10% of outstanding shares but does not preclude institutional holdings by investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms;

•	Unlisted share classes—classes of common stock that are not traded on a U.S. exchange;

•	IPO lock-ups—shares locked up during an IPO that are not available to the public and will be excluded from the market value at the time the IPO enters the relevant Russell index; and

•	Government holdings:

•	Direct government holders: Those holdings listed as “government of” are considered unavailable and will be removed entirely from available shares;

•	Indirect government holders: Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%; and

•	Government pensions: Any holding by a government pension plan is considered institutional holdings and will not be removed from available shares.

Once the market capitalization for each security is determined using total shares and price (as described above), each security is placed in the appropriate Russell market capitalization-based index. The largest 4,000 securities become members of the Russell 3000E™ Index. The Russell 2000® Index is a subset of this index and generally includes the stock of companies 1001 through 3000 (based on descending total market capitalization) of the Russell 3000E™ Index.

Russell will make certain maintenance adjustments to the Russell 2000® Index based on corporate actions of included securities. A full description of all corporate action driven changes, including timing, to the Russell indices can be found on Russell’s website.

Historical Data on the Russell 2000® Index

The following graph illustrates the historical performance of the Russell 2000® Index based on the Closing Level thereof on each day such level was available from January 2, 2008 through June 25, 2013. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification. Historical data on the Russell 2000® Index are not indicative of the future performance of the Russell 2000® Index or what the value of the Notes or any payments to you on the Notes may be.

On June 25, 2013, the Closing Level of the Underlying Index was 961.26.

License Agreement

Russell and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with certain financial products, including the Notes.

The license agreement between Russell and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by Russell Investment Group (“Russell”). Russell makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Russell’s only relationship to Citigroup Global Markets Inc. and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to Citigroup Global Markets Inc., its affiliates or the Notes. Russell has no obligation to take the needs of Citigroup Global Markets Inc., its affiliates or the holders of the Notes into consideration in determining, composing or calculating the Russell 2000® Index. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness or otherwise. Russell is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS INC., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN RUSSELL AND CITIGROUP GLOBAL MARKETS INC.”

ALL DISCLOSURES CONTAINED IN THIS PRICING SUPPLEMENT REGARDING THE RUSSELL 2000® INDEX, INCLUDING ITS MAKEUP, METHOD OF CALCULATION AND CHANGES IN ITS COMPONENTS, ARE DERIVED FROM PUBLICLY AVAILABLE INFORMATION PREPARED BY RUSSELL. NONE OF CITIGROUP GLOBAL MARKETS OR ITS AFFILIATES HAS INDEPENDENTLY VERIFIED THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated December 20, 2012 among Citigroup Inc. and the Agents listed on Schedule I thereto, including CGMI, govern the sale and purchase of the Notes.

CGMI, acting as principal, has agreed to purchase from Citigroup Inc., and Citigroup Inc. has agreed to sell to CGMI, $1,200,000 aggregate stated principal amount of Notes (1,200 Notes) for $990.00 per Note. CGMI will receive an underwriting fee of $10.00 for each $1,000 stated principal amount Note sold in this offering. Broker-dealers affiliated with CGMI, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a fixed selling concession, and financial advisers employed by such affiliated broker-dealers will receive a fixed sales commission, of $10.00 for each Note they sell. CGMI will pay the registered representatives of CGMI a fixed sales commission of $10.00 for each Note they sell directly to the public.

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Estimated Value of the Notes on the Pricing Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Is Less Than The Issue Price” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Inc. Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

Certain Additional Selling Restrictions

Chile

The Notes are being offered as of the date hereof solely to Qualified Investors (Inversionistas Calificados) pursuant to the private placement exemption provided by General Rule No. 306 of the Superintendencia de Valores Y Seguros (the “SVS”). The offering of the Notes has not been and will not be registered with the Chilean Securities Registry or the Registry of Foreign Securities of the SVS and, therefore, the Notes are not subject to oversight by the SVS and may not be sold publicly in Chile. The issuer of the Notes is not obligated to make information available publicly in Chile regarding the Notes.

Peru

The information contained in this pricing supplement has not been reviewed by the Superintendencia del Mercado de Valores (Peruvian Securities Market Superintendency or SMV; formerly, the Comisión Nacional Supervisora de Empresas y Valores or CONASEV). Neither the Regulations for Initial Offers and Sale of Securities (CONASEV Resolution 141-98-EF/94.10) nor the obligations regarding the information applicable to Notes registered with the Registro Público del Mercado de Valores (Peruvian Stock Market Public Registry) apply to this private offering.

Uruguay

In Uruguay, the Notes are being placed relying on a private placement (“oferta privada”) pursuant to section 2 of law 18.627, as amended. The Notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”) should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the “Code”) prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving the “plan’s assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code (in either case, “Parties in Interest”) with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the Notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the Notes and related lending transactions, provided that neither the issuer of the Notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less than, adequate consideration in connection with the transaction (the so-called “service provider exemption”). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the Notes and assets of a Plan.

Accordingly, the Notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the Notes or any interest therein will be deemed to have represented by its purchase or holding of the Notes that (a) it is not a Plan and its purchase and holding of the Notes is not made on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”). Accordingly, each such purchaser or holder of the Notes shall be required to represent (and deemed to have represented by its purchase of the Notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The Notes are contractual financial instruments. The financial exposure provided by the Notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the Notes. The Notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the Notes.

Each purchaser or holder of any Notes acknowledges and agrees that:

(i)           the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the Notes, (B) the purchaser or holder’s investment in the Notes, (C) the holding of the Notes, or (D) the exercise of or failure to exercise any rights we have under or with respect to the Notes;

(ii)           we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the Notes and (B) all hedging transactions in connection with our obligations under the Notes;

(iii)           any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)           our interests are adverse to the interests of the purchaser or holder; and

(v)           neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the Notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any Notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

UNITED STATES FEDERAL TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called “United States Federal Tax Considerations” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the Notes. It applies only to an initial holder of a Note that purchases the Note for cash at its stated principal amount and holds the Note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Notes;
•	investors holding the Notes as part of a “straddle,” conversion transaction or constructive sale transaction;
•	U.S. Holders (defined below) whose functional currency is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes;
•	regulated investment companies;
•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”; and
•	persons subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Notes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal tax consequences of holding and disposing of Notes.

As the law applicable to the U.S. federal taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, this discussion does not address the effects of any applicable state, local or foreign tax laws or the potential application of the Medicare Contribution Tax.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect.

Tax Treatment of the Notes

Due to the absence of statutory, judicial or administrative authorities that directly address the U.S. federal tax treatment of the Notes or similar instruments, significant aspects of the treatment of an investment in the Notes are uncertain. In connection with any information reporting requirements we may have in respect of the Notes under applicable law, we intend (in the absence of an administrative determination or judicial ruling to the contrary) to treat a Note as a put option (the “Put Option”) written by the holder with respect to the Underlying Index, secured by a cash deposit equal to the stated principal amount of the Note (the “Deposit”). In the opinion of our tax counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, this treatment of the Notes is reasonable under current law; however, our tax counsel has advised us that due to the lack of any controlling legal authority it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible. Under this treatment:

•	a portion of each coupon payment will be attributable to interest on the Deposit; and

•
the remainder will represent option premium attributable to the holder’s grant of the Put Option (with respect to each coupon payment received and, collectively, all coupon payments received, “Put Premium”).

We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with this treatment. Accordingly, potential investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the treatment of each Note as a Put Option and a Deposit.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders. As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Coupon Payments.  Based on current market conditions, we intend to treat the Deposit as a “variable rate debt instrument,” and the following discussion is based on this treatment. Interest on the Deposit will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting. The Put Premium will not be taken into account until maturity or earlier redemption, sale or exchange of the Notes. We will treat 25.48% of each coupon payment as interest on the Deposit and 74.52% as Put Premium for each Note. This allocation is binding on you unless you disclose otherwise on your U.S. federal income tax return; however, it is not binding on the IRS, and the IRS might disagree with it.

Sale or Exchange Prior to Redemption or Maturity.  Upon a sale or exchange of a Note prior to maturity or earlier redemption, a U.S. Holder should apportion the amount realized between the Deposit and the Put Option based on their respective values on the date of sale or exchange. Except with respect to amounts attributable to accrued interest on the Deposit, which will be treated as such, a U.S. Holder will recognize gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount realized that is apportioned to the Deposit (the “Deposit Value”) and (ii) the U.S. Holder’s basis in the Deposit (i.e., the stated principal amount of the Note). Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year, and short-term capital gain or loss otherwise.

Any difference between the amount realized on the sale or exchange and the Deposit Value will be apportioned to the Put Option. If the Deposit Value exceeds the amount realized upon the sale or exchange of a Note, a U.S. Holder will be treated as having made a payment equal to such excess in exchange for the purchaser’s assumption of the Put Option. The U.S. Holder will recognize gain or loss in respect of the Put Option in an amount equal to the total Put Premium previously received by the U.S. Holder, decreased by the amount deemed to be paid by the U.S. Holder, or increased by the amount deemed to be paid to the U.S. Holder, in exchange for the purchaser’s assumption of the Put Option. This gain or loss will be short-term capital gain or loss.

Tax Treatment at Redemption or Maturity. The coupon payment received at redemption or maturity will be treated as described above under “Coupon Payments.”

If a Note is retired for its stated principal amount (without taking into account any coupon payment), the Put Option will be deemed to have expired unexercised, in which case a U.S. Holder will recognize short-term capital gain in an amount equal to the sum of all payments of Put Premium received, including the Put Premium received at retirement.

At maturity, if a U.S. Holder receives an amount (without taking into account the final coupon payment) that is different from the stated principal amount of the Note, the Put Option will be deemed to have been exercised and the U.S. Holder will be deemed to have applied the Deposit toward the cash settlement of the Put Option. In that case, the U.S. Holder will recognize gain or loss with respect to the Put Option in an amount equal to the difference between (i) the total Put Premium received (including the Put Premium received at maturity) and the cash the U.S.

Holder receives at maturity, excluding the final coupon payment, and (ii) the Deposit. This gain or loss will be short-term capital gain or loss.

Possible Alternative Tax Treatments of an Investment in the Notes

Alternative U.S. federal income tax treatments of the Notes are possible that, if applied, could materially and adversely affect the timing and/or character of income, gain or loss with respect to the Notes. It is possible, for example, that the Notes could be treated in their entirety as debt instruments issued by us. Under this treatment, the Notes would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, regardless of the U.S. Holder’s tax accounting method, in each year that the U.S. Holder held the Notes the U.S. Holder would be required to accrue income, subject to certain adjustments, based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the Notes. In addition, any gain on the sale, exchange or retirement of the Notes would be treated as ordinary income. It is also possible that the entire coupon on the Notes could be treated as income to a U.S. Holder at the time received or accrued.

Other possible U.S. federal income tax treatments of the Notes could also affect the timing and character of income or loss with respect to the Notes. In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Moreover, in light of the uncertain treatment of the Notes, it is possible that other persons having withholding or information reporting responsibility in respect of the Notes may treat a Note differently, for instance, by treating the entire coupon payment as ordinary income at the time received or accrued by a holder.

U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by the notice described above.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;
•	a foreign corporation; or
•	a foreign trust or estate.

The term “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes or certain former citizens or residents of the United States. Such holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Notes.

Under the tax treatment described above under “—Tax Treatment of the Notes,” a Non-U.S. Holder of the Notes generally should not be subject to U.S. federal withholding or income tax in respect of payments on the Notes or amounts received on the sale, exchange or retirement of the Notes, provided that (i) income in respect of the Notes is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States, and (ii) the Non-U.S. Holder provides an appropriate IRS Form W-8 certifying under penalties of perjury that the beneficial owner is not a U.S. person.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might materially and adversely affect the withholding tax consequences of an investment in the Notes, possibly with retroactive effect. Accordingly,  Non-U.S. Holders should consult their tax advisers regarding the issues presented by the notice.

While we currently do not intend to withhold on payments on the Notes to Non-U.S. Holders, in light of the uncertain treatment of the Notes other persons having withholding or information reporting responsibility in respect of the Notes may treat some or all of each coupon payment on a Note as subject to withholding tax at a rate of 30%. Moreover, it is possible that, in light of further guidance, we may determine that we are required to withhold at a rate of 30% on coupon payments on the Notes. If withholding tax applies to the Notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

If the Non-U.S. Holder is engaged in a U.S. trade or business, and if income from the Notes is effectively connected with the conduct of that trade or business, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax with respect to that income in the same manner as if the Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise. Non-U.S. Holders to which this paragraph may apply should consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including, if the Non-U.S. Holder is a corporation, the possible imposition of a 30% branch profits tax.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty exemption, the Notes may be treated as U.S. situs property subject to U.S. federal estate tax. Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Notes.

Information Reporting and Backup Withholding

Payments on the Notes and amounts received on the sale, exchange or retirement of the Notes may be subject to information reporting and, if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number in the case of a U.S. Holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code. A Non-U.S. Holder that provides appropriate IRS Form W-8 will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

The preceding discussion constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the Notes.

Prospective investors in the Notes should consult their tax advisers regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the Notes and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

VALUATION OF THE NOTES

CGMI calculated the estimated value of the Notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the Notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the Notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the Notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors Relating To The Notes—The Value of the Notes Will Be Influenced by Many Unpredictable Factors” in this pricing supplement, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately four months following issuance of the Notes, the price at which CGMI would be willing to buy the Notes from investors, and the value that will be indicated for the Notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the Notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Inc., when the Notes offered by this pricing supplement have been executed and issued by Citigroup Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such Notes will be valid and binding obligations of Citigroup Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the Notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinion set forth below of Michael J. Tarpley, Associate General Counsel—Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated January 17, 2013, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on January 17, 2013, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of the trustee and that none of the terms of the Notes, nor the issuance and delivery of the Notes, nor the compliance by Citigroup Inc. with the terms of the Notes, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Inc. or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Inc.

In the opinion of Michael J. Tarpley, Associate General Counsel—Capital Markets of Citigroup Inc., (i) the terms of the Notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the issuance and sale of such Notes and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed, and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture and of the Notes offered by this pricing supplement by Citigroup Inc., and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Michael J. Tarpley, or other internal attorneys with whom he has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Inc.

Medium-Term Senior Notes,
Series H

Callable Geared Buffer Range
Accrual Notes Linked to the
Russell 2000® Index
Due July 2, 2018

($1,000 Stated Principal Amount per Note)

Pricing Supplement

June 25, 2013
(Including Prospectus Supplement dated
December 20, 2012 and Prospectus dated
May 12, 2011)

____________________ TABLE OF CONTENTS
Page

Pricing Supplement

Summary Information-Q&A	PS-2
Final Terms	PS-7
Risk Factors Relating to the Notes	PS-9
Description of the Notes	PS-14
Description of the Russell 2000® Index	PS-21
Plan of Distribution; Conflicts of Interest	PS-25
Benefit Plan Investor Considerations	PS-26
United States Federal Tax Considerations	PS-28
Valuation of the Notes	PS-32
Validity of the Notes	PS-33

Prospectus Supplement
Risk Factors	S-1
Important Currency Information	S-3
Forward-Looking Statements	S-4
Description of the Notes	S-5
United States Federal Tax Considerations	S-22
Plan of Distribution; Conflicts of Interest	S-31
Benefit Plan Investor Considerations	S-35
Legal Matters	S-37

Prospectus
Prospectus Summary	1
Forward-Looking Statements	7
Citigroup Inc.	7
Use of Proceeds and Hedging	7
European Monetary Union	9
Description of Debt Securities	9
United States Tax Documentation Requirements	33
United States Federal Income Tax Considerations	34
Currency Conversions and Foreign Exchange Risks Affecting Debt Securities Denominated in a Foreign Currency	41
Description of Common Stock Warrants	43
Description of Index Warrants	44
Description of Capital Stock	47
Description of Preferred Stock	49
Description of Depositary Shares	52
Description of Stock Purchase Contracts and Stock Purchase Units	54
Plan of Distribution	55
ERISA Considerations	57
Legal Matters	58
Experts	58